Exhibit 4.16

PERSONAL AND CONFIDENTIAL                                   9 February 2007

Gary McGann

Cherryfield

Stonehouse

Donnybrook

Dublin 4

Dear Gary:

On behalf of Smurfit Kappa plc, a public limited company formed under the laws of Ireland (“SKP”), we are pleased to offer to you, with effect from the date hereof (the “Effective Date”) the following terms and conditions of employment by SKP.

1.                                                You will be employed as Group chief executive officer of SKP on the same terms and conditions upon which you are currently employed by Smurfit Kappa Group Limited. In your capacity as  group chief executive officer, you shall report to the SKP’s Board of Directors (the “Board”) and discharge all normal responsibilities of a chief executive officer. As long as you remain employed by SKP or one of its subsidiaries, you shall devote substantially all of your business time and attention to SKP and its subsidiaries and use your best efforts in furtherance of your responsibilities for SKP and its subsidiaries; provided that, with the prior consent of the Board, you shall be entitled to serve on the board of directors of up to three companies or organizations as long as such service does not materially interfere with your obligations to SKP and its subsidiaries.

2.                                                Effective as of the Effective Date, your base salary will be €1,202,325 per annum, paid in equal instalments in accordance with SKP’s payroll practices. Your base salary is subject to increase from time to time at the sole discretion of the Board.  All remuneration or payments payable to you pursuant to this paragraph 2 or otherwise shall be subject to such tax and other statutory deductions as are required to be deducted at source and remitted to the appropriate revenue authorities.

3.                                                You will be entitled to (a) 30 days’ vacation annually (exclusive of public holidays), (b) use of a leased automobile paid for by a Group Company (which automobile shall be the current model used by you or an equivalent, renewed every four years, together with tax, insurance, operating and maintenance costs), (c) reimbursement of expenses, properly vouched in accordance with Group Company policies, (d) business class travel (first class travel, where appropriate), and (e) membership of two golf or similar clubs selected by you. In addition, for as long as you are the Group chief executive officer, you will provide services at the headquarters for the Group Companies in Dublin, Ireland, subject to frequent temporary travel overseas.

4.                                                You will be eligible to participate in the existing Management Incentive Plan and any equity based incentive plans of SKP and its subsidiaries as well as any new incentive plans that may be created for senior executives, all in accordance with their terms. Each of these employee benefit plans will ultimately be subject to the supervision and periodic review of the Board or its compensation committee; provided that your benefit package in the aggregate shall not be decreased.

5.                                                You agree that, other than upon a dismissal for cause, SKP may terminate your employment at any time upon 12 months prior notice in writing. The Company may, at its sole option, dispense with such notice and, in such circumstances, you will be entitled to a payment in lieu of such notice (or part thereof) of an amount equal to the sum of (a) your annual salary as of the date of termination, plus (b) the highest annual bonus for the most recent three years, plus (c) the regular pension contributions made by SKP or its subsidiaries in respect of your annual salary, plus (d) the cash value of any perks or benefits to which you are entitled as a result of your employment (other than participation in equity-like incentive schemes).

6.                                                SKP agrees that you may terminate your employment on giving SKP 12 months prior notice in writing. On or at any time after the giving of such notice, SKP reserves the right to pay you, in lieu of notice, the then unexpired notice period. The amount of such payment in lieu of notice shall be calculated by reference to the preceding paragraph.

7.                                                You agree that if you are dismissed for cause you will not be entitled to any notice of the termination of your employment.

8.                                                When used herein, “cause” shall mean (a) the commission of actual or attempted fraud, embezzlement, theft, misappropriation, serious misconduct or gross default by you against or in respect of a Group Company or your duties for a Group Company, which relates to a material amount or which results in a criminal conviction or settlement with criminal penalties or future restrictions or in material loss or damage to that Group Company or other Group Companies; (b) the refusal or failure by you to carry out your duties to a Group Company to a material degree, following a written warning that dismissal may result; (c) conviction of a crime in relation to the business or assets of a Group Company, which has, in the reasonable opinion of the Board, a material adverse effect upon any Group Company or its shareholders, other than (i) a violation of the Road Traffic Acts and (ii) a criminal matter in respect of which you have been indemnified by a Group Company and are entitled to indemnification, (d) knowing violation of the Foreign Corrupt Practices Act, or (e) material breach of a material, formal agreement in writing (other than this letter agreement) between you and SKP or the Group Company by which you are employed; provided that for the avoidance of doubt, the exclusion from this clause (e) of this letter agreement shall not exclude breach thereof from being deemed the basis for “cause” termination pursuant the provisions of any of clauses (a) through (d) of this paragraph 8. For the avoidance of doubt, the termination of your employment by a Group Company shall not be for “cause” if it results wholly or mainly from (v) your death or disability, (w) your retirement on grounds of age or pursuant to an early retirement plan of the Group Company that employs you, (x) your voluntary resignation (unless you are subject to internal or external proceedings likely to lead to a termination for “cause” at the time of such resignation), (y) your redundancy, or (z) the Group Company that employs you ceasing for any reason to be a Group Company. When used herein, “Group Companies” means SKP and each of its subsidiaries and Associated Companies and “Group Company” means any such company and “Associated Company” means any company having an Equity Share Capital (as defined in Section 155 of the Companies Act 1963) of which not less than 20% in nominal value is beneficially owned by any Group Company.

9.                                                You agree that in the event that your employment is terminated, you shall not during the Restricted Period: (i) within the Restricted Area or any part thereof, carry on either directly or indirectly, on his own behalf or on behalf of any other person, firm, company or entity, any material business of the same or similar kind to that in which any of the Group Companies were materially engaged in the year preceding such termination, (ii) induce or attempt to induce any employee of any Group Company to leave the employ of the Group Companies, or in any way interfere with the relationship between any Group Company and any employee thereof and or (iii) call on, solicit the custom or business of or service any customer, supplier, licensee, licensor or other business relation of any Group Company in order to induce or attempt to induce such person or entity to cease doing or reduce the amount of business with any Group Company, or in any way interfere with the relationship between any such customer, supplier, licensee or business relation and any Group Company (including but not limited to making any negative statements or communications about any Group Company, or any employee, director or stockholder thereof). When used herein, (A) “Restricted Period” means the one-year period from the date of termination; and (B) “Restricted Area” means any area of the world where any Group Company conducted a material portion of its business in the twelve-month period immediately preceding your termination date. The restrictions contained in this paragraph 9 shall not restrict you from passively owning not more than 1% of the outstanding equity securities of a publicly traded company that competes with the Group Companies.

10.                                          You agree that all trade secrets, confidential operations, processes or dealings, or any information concerning the organization, business, finances, transactions and affairs, other than information that becomes publicly available other than through breach of this provision by you, shall be kept confidential both during the term of this letter agreement and thereafter. All notes, memoranda, reports and information compiled by you during your employment (in whatever form compiled) regarding the business, affairs and operations of the Group Companies shall be and at all times remain the property of the Group Companies.

11.                                          Upon execution of this letter agreement by each party hereto, this letter agreement shall be binding and enforceable upon each party hereto. This letter agreement shall, effective as of the Effective Date, amend and supersede any other agreements with SKP and/or any of its subsidiaries regarding the subject matter hereof to which you are a party; provided that your employment hereunder by SKP shall be deemed to be contiguous with your previous employment with Smurfit Kappa Group Limited, Smurfit Kappa Corporation Limited and/or their subsidiaries. In addition, you agree that you hereby release and waive, without any claims or demands, all rights under the “two-year” letter with MDCP Acquisitions plc (now known as Smurfit Kappa Corporation Limited) dated 4 July 2002.

12.                                          This letter agreement may be executed in multiple counterparts (including by facsimile), each of which shall constitute one and the same original.  This letter agreement shall be construed in accordance with the laws of the Republic of Ireland.

SMURFIT KAPPA PLC

	By:	/s/ Michael O’Riordan

	Its:	Company Secretary

Acknowledged and Accepted:

/s/ Gary McGann
Gary McGann